March 23, 2012

Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	Lannett Company, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed September 9, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 8, 2012
File Number: 001-31298

Dear Mr. Rosenberg:

We are providing you with this letter in response to your March 12, 2012 comment letter to Lannett Company, Inc. (“Lannett” or the “Company”).  For your convenience, we included your comments in numerical order along with our corresponding responses.

We trust you will find our responses to your comment letter to be consistent with our desire to best serve Lannett shareholders and the investment community as a whole.

SEC Comment # 1:

Form 10-K for the Fiscal Year Ended June 30, 2011

Signatures, page 66

We note that you have not identified any of your signatories as your principal accounting officer or controller. We refer you to General Instruction D(2)(a) of Form 10-K. Please confirm whether the individual currently acting in one of those capacities has signed this annual report. If so, please ensure that he or she is properly identified in all future annual reports. If not, please amend your annual report to include all required signatures.

Response:

Martin P. Galvan, Vice President of Finance and Chief Financial Officer, is currently acting as Lannett’s principle accounting officer and has signed this annual report. He will be properly identified in all future annual reports.

Form 10-Q For The Quarterly Period Ended December 31, 2011

SEC Comment # 2:

Regarding your Morphine Sulfate Oral Solution application, you state that the filing fee related to this application totaled $1,405,500 and was initially recorded within other current assets because part, or all, of this fee was thought to be refundable. Please tell us why you believe the filing fee is refundable and therefore recorded as an asset. In addition, tell us why the estimate of the nonrefundable amount was capitalized as an intangible asset instead of expensed as research and development. The capitalization of such amount appears to be inconsistent with your disclosure on page 35 of your 2011 Form 10-K which states that “The Company expenses all production costs as R&D until the drug is approved by the FDA.” We note that the fee was incurred in February 2010 and the application approved in June 2011.

Response:

The Company’s $1,405,500 payment to the FDA that accompanied its 505(b)(2) New Drug Application for approval of a currently marketed GRASE product, Morphine Sulfate Oral Solution (“MS”), has future economic benefit, and therefore meets the definition of an asset pursuant to FASB Concept 6.  The future economic benefit is twofold: 1) part of the fee is expected to be refunded by the FDA and 2) the portion not refunded by the FDA will be the consideration paid to the FDA that will allow the Company to resume selling MS under an approved application, and therefore derive revenues and future cash flows from the product sales.

Based on communications with the FDA, the Company believes that part of the amount is expected to be returned to the Company, and therefore is properly classified as an asset. Accordingly, the Company recorded an estimate of the refundable amount in Other Long Term Assets at December 31, 2011 pending final resolution with the FDA.

As a result of FDA approval of the MS application, an estimate of the nonrefundable amount was reclassified to intangible assets upon resuming shipment of the product in August 2011. MS generated annual revenues in excess of $6 million prior to the FDA’s action to force Lannett (and all but one competitor) to cease manufacturing and/or distribution of Morphine Sulfate Oral Solution effective July 24, 2010.  MS has generated net sales of approximately $1.5M for the six months ended December 31, 2011 and is expected to continue generating revenues and future cash flows.  Therefore, MS has future economic benefits and meets the definition of an asset pursuant to FASB Concept 6.

Furthermore, the Company believes that the nonrefundable portion of the fee should not be expensed as research and development because the fee was regulatory in nature and was not aimed at the discovery of new knowledge as described in ASC Topic 730-10. No product or formulation processes were changed as a result of the FDA application process. According to ASC 730-10-05-2, at the time most research and development costs are incurred, the future benefits are at best uncertain.  As discussed above, the Company believes the cash flows and future benefits are reasonably certain because MS was previously marketed and sold by the Company.  Therefore, the nonrefundable portion of the fee does not meet the definition of research and development as described in ASC Topic 730.

SEC Comment # 3:

Exhibit 31

Please revise the wording under paragraph 4. to make it consistent with Exhibit 31 to your Form 10-K by adding “internal control over financial reporting” as follows:

“The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:”

Response:

Lannett proposes to disclose in future filings with the SEC, as applicable, the following underlined revision to its Exhibit 31 paragraph 4. as follows:

“The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e)) and internal control over financial reporting (as defined in ExchangeAct Rules 13a-15(f) and 15d-15(f)) for the Company and have:”

The Company acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working with you to address any additional questions or comments you may have.

Sincerely,

/s/ Arthur P. Bedrosian
President and Chief Executive Officer

/s/ Martin P. Galvan
Vice President of Finance and Chief Financial Officer